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                                                           FILED BY FINDWHAT.COM
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                        AND DEEMED FILED PURSUANT TO RULE 14A-12
                                          OF THE SECURITIES EXCHANGE ACT OF 1934
                                                     COMMISSION FILE NO: 0-30428
                                           SUBJECT COMPANY: ESPOTTING MEDIA INC.


                                      PROXY

                          FOR A MEETING OF NOTE HOLDERS

             OF ESPOTTING MEDIA UK LIMITED AT 3.30PM ON 8 JUNE 2004,

                           AT THE OLD TRUMAN BREWERY,

                          91 BRICK LANE, LONDON, E1 6QL


                                       and

                                POWER OF ATTORNEY

                           FOR TRANSFER OF LOAN NOTES



This proxy is signed on and this power of attorney is a deed and is made on [DATE] 2004.



A.  PROXY

I/We                                                       [NAME OF NOTE HOLDER]

(the "Investor") of [ADDRESS OF NOTE HOLDER] being a loan note holder of
Espotting Media (UK) Limited ("Espotting UK") hereby appoint[s] [.........](1), of [............], or failing him, Jeff Bocan or, in the absence of Jeff Bocan,
Stuart Veale of Beringea Limited, as my/our proxy with full power of substitution to attend, and, on a poll, to vote in my/our name[s] and on my/our behalf in respect of the votes attaching to all the loan notes issued by Espotting UK pursuant to the A, B and C loan note instruments dated 6 December 2001, 19 August 2002 and 14 September 2003 respectively (the "Loan Notes") and held by me/us at the respective meeting of note holders of Espotting UK to be held at the offices of Espotting and Espotting UK located at The Old Truman Brewery, 91 Brick Lane, London, E1 6QL, on 8 June 2004 at 3.30pm, local time, and any adjournments or postponements thereof as follows (or, in the absence of an indication from me/us below, as such proxy sees fit and in his sole discretion):


NOTE: PLEASE ENSURE THAT YOU ONLY FILL OUT THE SECTION OF THE BELOW PROXY BY TICKING THE "FOR" OR "AGAINST" BOX FOR EACH RESOLUTION THAT APPLIES TO THE CLASS OF LOAN NOTES THAT YOU HOLD AND ENSURE THAT YOU EXECUTE THIS DEED ON THE FINAL PAGE.



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        (1) If you wish to appoint any person other than Jeff Bocan of Beringea as your proxy, insert his or her name and address in the space provided and initial the alteration. The person appointed to act as a proxy need not be a member of the Company.

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1 SERIES A LOAN NOTE HOLDERS


RESOLVED THAT the Note Holders (as defined in the option agreement between Espotting Media Inc., Espotting Media (UK) Limited and the Note Holders dated 6 December 2001 (the "Series A Option Agreement")) will exchange their Notes (as defined in the same agreement) for common stock in Espotting Media Inc. pursuant to either the provisions of clause 3.1 or clause 3.2 of the Series A Option Agreement (as they have each elected) at an exchange rate of (pound)1.047979, such Notes to be exchanged in accordance with the election made by each holder of the Notes for common stock in Espotting Media Inc. to be issued immediately prior to the completion of the merger with FindWhat.com contemplated by the merger agreement dated 9 February 2004, between, among others, FindWhat.com and Espotting Media Inc.


                                    [ ]  FOR              [ ]   AGAINST


RESOLVED THAT, subject to the accuracy of the representations and warranties of Espotting in the Notice to Note Holders dated 27 May 2004, the Note Holders waive their rights pursuant to the requirement that the exchange rate in respect of their Notes, calculated in accordance with clause 4.1.2 of the Option Agreement dated 6 December 2001, be adjusted for the circumstances specifically disclosed in the Notice to Note Holders dated 27 May 2004, and agree and acknowledge that the rate at which the Notes will be exchanged for common stock in Espotting Media Inc. will be in accordance with the provisions of clause
4.1.1 of the Option Agreement dated 6 December 2001, being a rate of (pound)1.047979 of Notes for each share of common stock in Espotting Media Inc.


                                    [ ]  FOR              [ ]   AGAINST


RESOLVED THAT in discharge of its obligations under clause 5 of the Instrument Constituting up to (pound)5,500,000 Variable Rate Redeemable Secured Loan Notes dated 6 December 2001 (the "Series A Loan Note Instrument"), Espotting Media Inc. will pay to the Note Holders (as defined therein) all interest which has accrued on the Notes up to and at completion of the merger with FindWhat.com including additional interest under clause 5.6 of the Series A Loan Note Instrument and will transfer the interest payment for each Note Holder into the bank account nominated by such Note Holder.


                                    [ ]  FOR              [ ]   AGAINST

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RESOLVED THAT, the Note Holders waive their rights to have the exchange rate in respect of their Notes, calculated in accordance with clause 5 of the Option Agreement dated 6 December 2001, and agree and acknowledge that the rate at which the Notes will be exchanged for common stock in Espotting Media Inc. will be in accordance with the provisions of clause 4.1.1 of the Option Agreement dated 6 December 2001, being a rate of (pound)1.047979 of Notes for each share of common stock in Espotting Media Inc.


                                    [ ]  FOR              [ ]   AGAINST


2. SERIES B LOAN NOTE HOLDERS


RESOLVED THAT the B Investors (as defined in the option agreement between Espotting, Espotting UK, Beringea Limited (formerly Proven Private Equity Limited) and The Global Rights Fund II dated 19 August 2002 (the "Series B Option Agreement") will exchange their B Notes (as defined in the same agreement) for common stock in Espotting Media Inc. pursuant to either the provisions of clause 3.1 or clause 3.2 of the Series B Option Agreement (as they have each elected) at an exchange rate of (pound)1.4304291, such B Notes to be exchanged in accordance with the election made by each holder of the B Notes for common stock in Espotting Media Inc., to be issued immediately prior to the completion of the merger with FindWhat.com contemplated by the restated and amended merger agreement dated 9 February 2004, between, among others, FindWhat.com and Espotting Media Inc.


                                    [ ]  FOR              [ ]   AGAINST


RESOLVED THAT, subject to the accuracy of the representations and warranties of Espotting in the Notice to B Investors dated 27 May 2004, the B Investors waive their rights pursuant to the requirement that the exchange rate in respect of their B Notes, calculated in accordance with clause 4.1.2 of the Option Agreement dated 19 August 2002, be adjusted for the circumstances specifically disclosed in the Notice to B Investors dated 27 May 2004, and agree and acknowledge that the rate at which the B Notes will be exchanged for common stock in Espotting Media Inc. will be in accordance with the provisions of clause 4.1.1(b) of the Option Agreement dated19 August 2002, being a rate of (pound)1.4304291.


                                    [ ]  FOR              [ ]   AGAINST


RESOLVED THAT in discharge of its obligations under clause 5 of the Instrument Constituting up to (pound)5,000,000 Variable Rate Redeemable Secured Loan Notes (the " B Notes") dated 19 August 2002 (the "Series B Loan Note Instrument"), Espotting Media Inc. will pay to B Investors all interest which has accrued on the B Notes up to and at the date of completion of the merger with FindWhat.com including the additional interest under clause 5.6 of the Series B Loan Note Instrument and will transfer the interest payment for each B

Investor into the bank account nominated by the such B Investor on its form of election given to Espotting Media Inc. and Espotting Media (UK) Limited ("Investors' Election"). Where a B Investor has elected on its Investors' Election that all or part of the interest owing to it is to be applied in subscribing for common stock in Espotting Media Inc. Espotting Media Inc. will issue such common stock to the B Investor in addition to the common stock that is to be transferred to such B Investor pursuant to the exercise of its exchange rights for the B Notes.


                                    [ ]  FOR              [ ]   AGAINST


RESOLVED THAT for the period from 19 August 2002 until the completion of the merger with FindWhat.com, the B Investors do hereby waive their rights, and release Espotting and any of its related companies from any liability, in relation to the Additional Fee (as defined in clause 7.5 of the Series B Loan
Note Instrument (as defined below) and any other remedies contained in clauses
7.5 and 7.6 of the Instrument Constituting up to (pound)5,000,000 Variable Rate Redeemable Secured B Loan Notes dated 19 August 2002 (the "Series B Loan Note Instrument"), in so far as the provision of all elements of the Information Pack referred to in clause 7.3.1 of the Series B Loan Note Instrument is concerned is concerned or Espotting's failure to comply in all materials respects with the other provisions of clause 7.3.


                                    [ ]  FOR              [ ]   AGAINST


RESOLVED THAT, the Note Holders waive their rights to have the exchange rate in respect of their Notes, calculated in accordance with clause 5 of the Option Agreement dated 19 August 2002, and agree and acknowledge that the rate at which the Notes will be exchanged for common stock in Espotting Media Inc. will be in accordance with the provisions of clause 4.1.1 of the Option Agreement dated 6 December 2001, being a rate of (pound)1.4304291 of Notes for each share of common stock in Espotting Media Inc.


                                    [ ]  FOR              [ ]   AGAINST


2 SERIES C LOAN NOTES

Pursuant to clause 5 of the Instrument Constituting 15% Convertible Secured Notes executed by Espotting Media Inc. and Espotting Media (UK) Limited on 14 September 2003 (the "Series C Loan Note Instrument") loan notes issued by Espotting Media (UK) Limited under the Series C Loan Note Instrument (the "Series C Loan Notes") convert immediately and automatically prior to completion of the merger between Espotting Media Inc. and FindWhat.com into common stock in Espotting Media Inc.

Consequently, there is no need for the holders of Series C Loan Notes to make any resolutions or written election with respect to the conversion of their Series C Loan Notes.


B. APPOINTMENT OF JEFF BOCAN AS ATTORNEY


1. POWERS


By this power of attorney, the Investor irrevocably hereby appoints, by way of security, Jeff Bocan or Stuart Veale both of Beringea Limited of Henrietta House 17/18 Henrietta Street, London, WC2E 8QH jointly and each of them severally as its attorneys and in the Investor's name or otherwise and on its behalf:


          1.1. To consider, settle, approve, sign, execute, deliver and/or issue all agreements, documents, transfers, notices, certificates and instruments (all whether as a deed or not), which the Attorney in his absolute discretion considers desirable in connection with the merger between Espotting Media Inc. and FindWhat.com pursuant to an Amended and Restated Agreement and Plan of Merger dated 9 February 2004 (the "Transaction") including without limitation the transfer of the loan notes issued pursuant to the Instrument Constituting up to (pound)5,500,000 Variable Rate Redeemable Secured Loan Notes dated 6 December 2001 and the Instrument Constituting up to (pound)5,000,000 Variable Rate Redeemable Secured Loan Notes dated 19 August 2002 (the "Transfers") and the transfer forms relating to the Loan Notes held by each Investor to be transferred under the Transfers subject to such amendments or variations as the Attorney may agree (the "Documents").

          1.2. To take any steps or do any thing which the Attorney in his discretion considers desirable in connection with the implementation of the Transaction or the implementation and/or execution of the Documents.

2. SEVERAL AUTHORITY

All actions authorised hereunder may be taken by any one of the Attorneys. Any and all acts done, decisions made and instruments or other documents executed pursuant to this power of attorney by any one of the Attorneys shall therefore be valid and effectual as though done by both of the Attorneys.

3. TERM

This power of attorney shall expire one year from the date first written above.

4. RATIFICATION

The Investor undertakes to ratify and confirm whatever the Attorneys or either of them do or purport to do in good faith in the exercise of any power conferred by this power of attorney.

5. THIRD PARTY

The Investor declares that a person who deals with either of the Attorneys in good faith may accept a written statement signed by any Attorney to the effect that this power of attorney has not been revoked as conclusive evidence of that fact.

6. INDEMNITY

The Investor undertakes to indemnify the Attorneys fully against all claims, losses, costs, expenses, damages or liability which they or either of them sustain or incur as a result of any action taken by either of them in good faith pursuant to this power of attorney (including any cost incurred in enforcing this indemnity).

7. JURISDICTION

This power of attorney (and any dispute, controversy, proceedings or claim of whatever nature arising out of or in any way relating to this agreement or its formation or any act performed or claimed to be performed under it) shall be governed by and construed in accordance with English law.


THIS PROXY AND POWER OF ATTORNEY HAS BEEN EXECUTED AS A DEED AND IS DELIVERED AND TAKES EFFECT ON THE DATE STATED AT THE BEGINNING OF IT.


                                            EXECUTED AS A DEED BY
                                            DATED:
                                            SIGNATURE 1(2):-


                                            SIGNATURE 2:-

                                            --------------------------
                                            Name of Investor


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         (2) If the loan note holder is an English company, this form of proxy and power of attorney must be executed under its common seal or signed as a deed of the corporation by two of its directors, or by one director and the company secretary, or by a duly authorised officer or attorney or, if not an English company, otherwise in accordance with the formalities in its respective country. If the loan note holder is an individual, this form of proxy and power of attorney must be signed by the individual and also witnessed and signed by that witness.


ABOUT FINDWHAT.COM(R)

FindWhat.com creates and offers proprietary performance-based marketing and commerce enabling services that help businesses of all sizes throughout the business cycle: finding, getting and keeping customers. Its marketing division creates online marketplaces where buyers are introduced to sellers at exactly the right moment, when they are searching for products and services on the Internet; this introduction is based on a bid-for-position, pay-per-click, keyword-targeted advertising service. FindWhat.com offers this service directly to advertisers through the FindWhat.com Network(TM), and offers a private label version of this service to large companies and portals worldwide, including Lycos and Mitsui & Co., Ltd. FindWhat.com also operates a merchant services division which includes Miva(R), a leading online platform of software and services for small to medium-sized enterprises (SMEs). With its easy-to-use, highly customizable and integrated browser-based point and click business creation software and a vast partner network, Miva is focused on helping to create and enhance online business and marketing services for SMEs. Additionally, Comet Systems, a division of FindWhat.com, is a leading provider of connected desktop consumer software. More information on FindWhat.com is available on the Company's website at http://www.FindWhat.com.

DISCLAIMER

This document is intended to provide information only. It is not intended to be an invitation or inducement to any person to enter into any investment activity in connection with the proposed transaction, Espotting Media Inc., or FindWhat.com.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

FindWhat.com has filed relevant documents concerning its proposed merger with Espotting with the Securities and Exchange Commission, including an amended Registration Statement on Form S-4 on April 22, 2004, containing a joint proxy statement/prospectus. FindWhat.com urges investors to read these documents because they will contain important information. Investors are able to obtain the joint proxy statement/prospectus and any other documents that may be filed by FindWhat.com with the Commission free of charge at the Commission's web site (http://www.sec.gov) or by directing a request after such a filing has been made to FindWhat.com, 5220 Summerlin Commons Blvd., Suite 500, Fort Myers, FL 33907,
Tel: (239) 561-7245, Attn: Brenda Agius. FindWhat.com and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information about FindWhat.com directors and executive officers and their ownership of FindWhat.com voting securities is set forth in the company's joint proxy statement/prospectus for the annual meeting of stockholders to be held on June 4, 2004, filed with the Commission on April 22, 2004. Additional information about the interests of those participants may be obtained from reading the definitive joint proxy statement/prospectus regarding the proposed transaction with Espotting.

FORWARD LOOKING STATEMENTS

This document contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Words or expressions such as "plan," "intend," "believe" or "expect," or variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. Key risks are described in FindWhat.com's reports filed with the U.S. Securities and Exchange Commission, including the Amendment No. 1 to the Form S-4 filed on April 22, 2004. Such risks and uncertainties include, among others, the possibility that the merger will not be completed for any reason. The forward-looking statements herein include, without limitation, statements regarding the following: the merger transaction, the timing of meetings and the timing of the closing of the transaction.